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March 3, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Black Diamond Brands Corporation
File No. 000-52145
Amendment No. 3 to Form 20-F
Fiscal Year Ended December 31, 2007

Ladies and Gentlemen:

The registrant files herewith amendment number 3 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007.  The amendment reflects changes to the Form 20-F/A (filed February 19, 2009) in response to the staff’s letter of comment dated February 20, 2009, and incorporates the results of discussions about proposed responses to comments between the undersigned and Brian Bhandari, Branch Chief, and Ethan Horowitz, Staff Accountant.

Following are the comments from the February 20, 2009 staff letter, and a summary of the registrant’s responses thereto.  Following the letter is the text of Item 15T, which is the only Item to which changes have been made.

Comment 1.    “We note that your report states that “management did not use any framework based on a recognized control framework” in its evaluation of the effectiveness of internal control over financial reporting.  Please note that in order for management to evaluate the effectiveness of your internal control over financial reporting, a recognized control framework must be used.  Please provide us with a detailed discussion of how management overcame this requirement or revise to identify the framework used to evaluate the effectiveness of internal control over financial reporting.  See Section II.A of SEC Release 33-8819 for guidance.”

Securities and Exchange Commission
March 3, 2009

Response.     The amendment states that the registrant did not use a recognized control framework to evaluate the effectiveness of its ICFR as of December 31, 2007.

Comment 2.  “We note your disclosure that management believes that you may not have had effective internal control over financial reporting at December 31, 2007.  Please revise to state, in unqualified language, that management concluded that internal control over financial reporting was either effective or was not effective at December 31, 2007.”

Response:  Complied with.

Comment 3.  “In connection with the previous comment, we note that you have disclosed “material internal control limitations.”  Please revise to disclose any material weaknesses identified by management in their assessment of your internal control over financial reporting.”

Response:  Complied with.

Comment 4.  “Please revise to disclose your specific plans to remediate the material weaknesses in your internal control over financial reporting.  Rather than just stating your intention to establish an effective system of internal control over financial reporting, you remediation plans should discuss the specific steps you plan to take to resolve the material weaknesses identified by management.”

Response.  Complied with.  Each material weakness is identified as such, and is followed by a specific remediation plan.

Comment 5.  “You did not respond to our prior comment four, thus the comment will be reissued.  In connection with responding to our comments, please provide a written statement from an officer of the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

Response.  The registrant’s Tandy letter is being filed today as correspondence.

Securities and Exchange Commission
March 3, 2009

If there are any questions regarding the filing or the Tandy letter, please contact the undersigned.  Thank you.

Yours Sincerely,

Stephen E. Rounds

SER/sra
cc:  Black Diamond Brands Corporation

Item 15T.  Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and participation of the Chief Executive Officer, the Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, these disclosure controls and procedures were not effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, primarily due to the Company’s minimal financial staff which prevents us from segregating duties which management believes is a material weakness in our internal controls and procedures.  We intend to address such weakness and work with outside advisors to improve our controls and procedures.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Forward looking statements regarding the effectiveness of internal controls during future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management did not complete an assessment of the effectiveness of the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2007, because the Company did not select a recognized control framework, as contemplated by Rule 13a-15(c).  Accordingly, the Company cannot conclude whether it had in place effective, or ineffective, internal controls over financial reporting as of December 31, 2007. As of the date this amended Form 20-F is filed, the Company is implementing the design of a new ICFR based on the COSO framework (“Committee of Sponsoring Organizations of the Treadway Commission”), which is a recognized framework of integrated guidance on internal control systems.  This ICFR is expected to be in place by June 30, 2009.

The Company’s incomplete assessment of the effectiveness of the ICFR at December 31, 2007 identified certain material weaknesses as of that date.  The Company has adopted specific plans (to be operational by June 30, 2009) to remediate the weaknesses.  When the new ICFR is implemented, management will be in position to fully assess the effectiveness of the ICFR that was in place at December 31, 2007.   At such time as the assessment is completed, the Company will report (by filing a further amendment to this Form 20-F) on the effectiveness of the ICFR in existence at December 31, 2007, the existence of any additional material weaknesses determined to exist at December 31, 2007, and the steps to be taken to remediate them.  The following, therefore, should not be considered to be a complete list of material weaknesses.

1.      Weakness: It is not possible to adequately segregate incompatible duties among the officers of the Company, because the Company has only two officers and one accounting staff person.  Remediation:  Appoint a new Chief Financial Officer, in addition to the current officers, to formally segregate the duties of maintaining accounting records and preparing financial statements, from the executive duties of the current officers.  J. Robert Moynes, who has served as Chief Financial Officer from July 2008, will cease to serve in that position upon installation of a new individual as Chief Financial Officer.

2.      Weakness: The Company is small, with only two officers (who also are the only directors), thereby creating a risk of override of existing controls by management.  Remediation: Require the new Chief Financial Officer’s approval of all expenditures and other dispositions of assets.

3.  Weakness: The Company maintains limited audit evidence in documentary form which is used to test the operating effectiveness of control activities.  Remediation:  Increase the documentation of expenditures and receipts, under the joint supervision of the new Chief Financial Officer, and the Chief Executive Officer, to insure received goods and third-party services conform to contract terms.

In relation to the identified weaknesses, the registered public accounting firm that audited the Company’s financial statements for the year ended December 31, 2007 advised management that the firm received full cooperation from management during the course of the audit.  The firm also advised that it had no disagreements with management, and that all auditing, accounting and presentation issues were resolved to the satisfaction of the firm prior to completion of the audit and release of the report thereon.  Finally, the firm advised that it performed the audit based on a substantive approach with no reliance on the Company’s ICFR.

 This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting

There have been no material changes in internal control over financial reporting that occurred during the fiscal year (2007) covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.